Exhibit 99.1

www.ClearmindMedicine.com Creating an Alternative to Alcohol Corporate Presentation | 2024 NASDAQ: CMND FSE: CWY0 Clearmind Medicine Inc.

Clearmind Medicine Inc. P a ge 2 All statements in this presentation, other than those relating to historical facts, are "forward - looking statements . ” Forward - looking statements contained in this presentation include, but are not limited to, statements regarding Clearmind Medicine Inc . (the “Company”) strategic and business plans, technology, relationships, objectives and expectations for its business, growth, the impact of trends on and interest in its business, intellectual property, products and its future results, operations and financial performance and condition and may be identified by the use of words such as “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward - looking statements . For example, the Company is using forward - looking statements when it discusses financial plans, its project pipeline, its expected revenue models, the potential of its technology, its strategy, market potential for its technology and its future growth . Forward - looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain . Such expectations, beliefs and projections are expressed in good faith . However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed or indicated by the forward - looking statements . Forward - looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward - looking statements . For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20 - F for the fiscal year ended October 31 , 2023 filed with the SEC and in subsequent filings with the SEC . Forward - looking statements speak only as of the date the statements are made . The Company assumes no obligation to update forward - looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward - looking information except to the extent required by applicable securities laws . If the Company does update one or more forward - looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward - looking statements . This presentation includes statistical, market and industry data and forecasts which we obtained from publicly available information and independent industry publications and reports that we believe to be reliable sources . These publicly available industry publications and reports generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy or completeness of the information . Although we are responsible for all of the disclosures contained in this presentation, including such statistical, market and industry data, we have not independently verified any of the data from third - party sources, nor have we ascertained the underlying economic assumptions relied upon therein . In addition, while we believe the market opportunity information included in this presentation is generally reliable and is based on reasonable assumptions, the industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of important factors that could cause results to differ materially from those expressed in the estimates made by third parties and by us . This presentation does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any of our securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . Any offering of securities can only be made in compliance with applicable securities laws . Trade names, trademarks and service marks of third parties in this presentation are the property of their respective holders . Disclaimer and Forward - Looking Statements

# Highlights

**Clearmind Medicine Inc.** is a pioneering, Nasdaq-listed Canadian incorporated company. Clearmind develops patented, science-driven alternatives to alcohol, aiming to revolutionize the spirits market.

Clearmind strives to **transform social drinking** with an ethanol-free beverage that fosters connection, relaxation, and togetherness.

The Clearmind team comprises **senior scientists** across various disciplines, supported by a distinguished Scientific Advisory Board. The Alcohol Substitute program is overseen by former Red Bull Canada and Juul Labs Canada executive, **Nicholas Kadysh**.

Intellectual Property: Alcohol substitute patents granted in the U.S., India, and Europe, with applications pending in China.

**Clearmind Medicine Inc.**

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# No-alcohol Beverages

Alcohol-Free beverage based on neurologically active compounds to deliver alcohol-like sensations and experiences without the alcohol, are increasingly in demand

The global market size for no- and low-alcohol beverages is estimated at over $13B in 2023[1]

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No-Alcohol share of overall alcohol market expected to grow to nearly 4% by 2027[1]

1- https://www.theiwsr.com/no-alcohol-share-of-overall-alcohol-market-expected-to-grow-to-nearly-4-by-2027/

Clearmind Medicine Inc.

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T a r g e t popu l a ti on s Safe Socializing Alternatives Health - conscious adults seeking a safe and effective way to enhance social interactions without compromising their well - being Innovative Drink Explorers Enthusiastic consumers eager to expand their beverage choices with innovative, non - alcoholic options that offer a unique experience Faith - Based Non - Drinkers Individuals who avoid alcohol due to religious or cultural reasons, looking for a socially acceptable alternative that aligns with their values Clearmind Medicine Inc. Page 5

MEAI or 5 - Methoxy - 2 - aminoindane N H 2 O MEAI is a novel alcohol replacement; a neurologically active molecule Exerting a reduced desire to consume alcoholic beverages with a slightly tipsy alcohol - like experience Showed a very good safety profile in pre - clinical studies Can mimic the beneficial effects of alcohol without the negative side effects Clearmind Medicine Inc. Page 6

Our Goal Develop and commercialize a MEAI - based non - alcoholic beverage, that will provide alcohol - like sensations without consuming any ethanol Clearmind Medicine Inc. Page 7

# Testimonials from MEAI-based beverage experience

"I like the fact that I can substitute this for alcohol and get the same general buzz. The idea of a zero-calorie alcohol substitute seemed too good to be true."

SOL L.

"Great night, I had just a few drinks and felt the effects for most of the time we were out. When I got home, I slept like a baby."

MONICA S.

"I found it was like a strong drunk except without the slurring of the speech, or most of the imbalance issues , and absolutely zero hangover."

CHAD D.

Clearmind Medicine Inc.

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# Strong and Experienced Management Team

## Adi Zuloff-Shani, PhD

**Chief Executive Officer**

Dr. Adi Zuloff-Shani is a Biomedical Research and Development Executive with vast experience and over 20 years of strategic and operational leadership in the healthcare industry, as well as a deep understanding of therapeutics development in heavily regulated environments. She has expertise in the pharmaceutical industry, leading cell and drug development through drug and product development, CMC, non-clinical, all stages of clinical development, as well as clinical development strategies and regulatory (FDA, EMEA, others) interactions, NDAs, leading INDs, as well as parallel EU activities.
Dr. Zuloff-Shani holds a Ph.D. in human biology and immunology from Bar-Ilan University, Israel.



"

Above all else, I have followed the Hippocratic Oath: "do no harm."
It has been my guiding light over several years leading multinational pharmaceutical organizations and continues today.

ADI ZULOFF-SHANI, PHD

"

Clearmind Medicine Inc.

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Team of International Experts Alan Rootenberg Chief Financial Officer Mr. Alan Rootenberg is a chartered professional accountant who has served as the Chief Financial Officer of a number of publicly traded companies, listed on the TSX, TSXV, CSE and OTCBB. Mr. Rootenberg holds a Certificate in the Theory of Accounting from University of Witwatersrand, a bachelor’s degree in commerce from University of Witwatersrand, and was registered as a CPA in 1980. Amit Shwartz, MSc R&D Consultant Amit has a M.Sc. Degree in Biology from the Faculty of Life Sciences in Bar - Ilan University, Israel. He has also been published on multiple occasions. His research was done in the Neuropsychopharmacology lab, under the supervision of Professor Gal Yadid, who’s on Clearmind’s Scientific Advisory Board. Mark Haden, MSW VP Business Development Previously the Executive Director of MAPS Canada for 10 years, Mark is an adjunct professor at the University of British Columbia School of Population and Public Health, and has published on the issue of drug control policy and psychedelics. Mark also worked in the addictions field in counselling, supervisory and management positions for 28 years. Awarded the Queen’s Diamond Jubilee Medal for drug policy reform. Shannon Smadella Community Development Shannon was the host of Seasons 1 & 2 of ‘Examining The Psychedelic Renaissance’ with MAPS Canada. Shannon has researched, observed, coached and trained in excess of 5,000 individuals in sales, marketing, and business management and continues to help people through her company Insight Global. Y ae l S t a v , PhD Program Management Yael is an experienced multinational manager, with background in technology and sustainability. She has 20 years experience as a manager in the IT and design industries, as well as the non - profit sector. Yael holds a PhD in Sustainable Design, and a Bachelor in Computer Science and Management. Sara Horn, PhD Regulatory Affairs Sara has more than 30 years of experience as a clinical and regulatory affairs expert and consultant, working with regulatory bodies in the US, Europe and Israel. Under her supervisions a list of products have been approved in both US, EU and other countries worldwide. Sarah holds a PhD in Biochemistry and Immunology. Nick Kadysh Special Advisor Nick Kadysh is the founder and CEO of PharmAla Biotech, a Toronto - based Life Sciences company focused on the manufacturing, research, and development of MDMA and MDXX - class molecules. Prior to launching PharmAla in 2020, he led government relations and regulatory departments for several large corporations, including as Head of Corporate Affairs for JUUL Labs, and as Director of Public Affairs for Red Bull Canada. Clearmind Medicine Inc. Page 10

# Award-Winning Advisory Board



**Win van den Brink**

MD, PhD, University of Amsterdam, The Netherlands



**Prof. Michael Davidson**

MD, Israeli Medical Centre for Alzheimer, Israel



**Prof. Gabriele Fischer**

MD, PhD, Medical University Vienna, Austria



**Prof. Alon Friedman**

MD, PhD, Dalhousie University, Halifax, Canada



**Prof. Henry R. Kranzler**

MD, PhD, University of Pennsylvania, PA, US



**Prof. John Krystal**

MD , Yale University, CT, US



**Prof. Christian Schütz**

MD, PhD, University of British Columbia, Canada



**Prof. Fatima Stanford**

MD, MPH, MPA, Harvard Medical School, MA, US



**Prof. Joseph Tam**

DMD, PhD, Hebrew University, Israel



**Prof. Gal Yadid**

PhD, Bar Ilan University, Israel

Clearmind Medicine Inc.

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Highly Accomplished Board of Directors Asaf Itzhaik Director Amitay Weiss Chairman of the Board Oz Adler Director Yehonatan Shachar Director Mr. Asaf Itzhaik has served as our Director since November 2022. Mr. Itzhaik is a seasoned international businessman in retail, BTC, BTB and real estate. He is serving as a director in Tzmiha Ltd (Israel), GIX Internet (Israel), Jeff Brands (Nasdaq), and Rani Zim (Israel). Mr. Itzhaik has 28 years experience running an optic brand specializing in athletes. Mr. Yehonatan Shachar has served as our Director since April 15, 2020. Mr. Shachar has served as the Chief Executive Officer of Heroic Media Ltd., a digital marketing agency that works with top Israeli e - commerce brands since February 2020. Before this role, from June 2019 until February 2021, Mr. Shachar served as the CEO of Chiron Refineries, where he lead a merger with Upsellon brands. Mr. Shachar has an LLB in Law and M.B.A in Business from the IDC International University in Herzliya, Israel. Mr. Oz Adler has served as our Director since September 2021. Mr. Adler currently serves as the Chief Executive Officer and Chief Financial Officer of SciSparc Ltd. where he has served since April 2018 and between September 2017 and March 2018, he served as VP Finance of SciSparc Ltd. From December 2020 to May 2021, Mr. Adler served as the Chief Financial Officer of Medigus Ltd. Mr. Adler also worked in the audit department of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global between December 2012 and August 2017. Mr. Adler currently serves on the board of directors of numerous private and publicly traded companies, including Elbit Imaging Ltd. (TASE: EMITF), Rail Vision Ltd. (NASDAQ: RVSN), Jeffs’ Brands Ltd., Polyrizon Ltd. and Charging Robotics Ltd. Mr. Adler is a certified public accountant in Israel and holds a B.A. degree in Accounting and Business Management from The College of Management, Israel. Mr . Amitay Weiss has served as Chairman of our Board of Directors since August 19 , 2019 . Mr . Weiss served as the Chief Executive Officer of SciSparc Ltd . from August 2020 until January 2022 , and since January 2022 , Mr . Weiss has served as the Chairman of SciScparc’s Board of Directors. In addition, Mr. Weiss currently serves as Chairman of the Board of Directors of both Automax Ltd. (TASE: AMX) and Save Foods, Inc. In 2016, Mr. Weiss founded Amity Weiss Management Ltd. and now serves as its chief executive officer. From 2001 until 2015, Mr. Weiss served as vice president of business marketing & development and in various other positions at Bank Poalei Agudat Israel Ltd. from the First International Bank of Israel group. Mr. Weiss holds a B.A. in economics from New England College, an M.B.A. in business administration from Ono Academic College in Israel, an Israeli branch of University of Manchester and an LL.B from the Ono Academic College. Clearmind Medicine Inc. Page 12

Let’s collaborate. Clearmind Medicine Inc. Page 13 Join our journey adi@clearmindmedicine.com clearmindmedicine.com